Stellaris Corporation



ANNUAL REPORT

30 Technology Way

NASHUA, NH 03062-2809

(508) 662-4268

www.clearpower.energy

This Annual Report is dated April 24, 2023.

BUSINESS

Stellaris Corporation ("Stellaris" or the "Company") is developing ClearPower™, a transparent, solar electricity-generating window technology designed to decrease or eliminate building emissions of greenhouse gasses from the use of fossil fuels for space heating

Buildings that use fossil fuels for heating contribute 1/3 of the greenhouse gases (CO_2) that cause climate change. Governments around the world are mandating that buildings eliminate fuel burning and use clean electricity instead. Stellaris' ClearPower clear electric window produces that clean electricity using the ample area of a building's windows, all while maintaining total transparency.

ClearPower™ is a powerful and effective tool for meeting this immediate and urgent need. We believe the timing is perfect for bringing this solution to the market to combat climate change worldwide.

The Company was originally founded on April 4, 2005, as Stellaris Corporation under the laws of the state of Massachusetts as a domestic C corporation. On October 16, 2007, the Company was incorporated under Delaware law as a domestic corporation, and merged with the prior Massachusetts entity, as Stellaris Corporation.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

Over the past 4 or 5 years, Stellaris has been able to operate with an extremely low burn rate by not committing itself to long-term leases, corporate debt (other than from principals), or other significant overhead. Even with this low burn rate, it has been able to make significant advances towards commercial readiness, albeit at a much slower pace than desired.

It will continue this conservative practice to make sure it remains flexible in adjusting its spending and commitments to the resources available. If conditions warrant, it will reduce its spending to ensure it has a long runway. Operating as it has in the past, the business could operate for at least 3 but likely another 4 or 5 years.

Foreseeable major expenses based on projections:

Salaries, contract labor, employee benefits, rent, R&D materials, automation equipment, legal, and accounting.

Future operational challenges:

Developing sales channels, securing beta sites, successfully completing the development of the product to meet commercial standards, automated assembly, and qualification for certifications.

Future challenges related to capital resources:

Demonstrating the efficacy and aesthetics of our product in a timely manner in order to attract follow-on financing from corporate strategic or venture capital investors.

Future milestones and events:

Successfully securing high-profile beta sites that can show off ClearPower's performance and appearance will be an important milestone for attracting further investment.

Also, generating cash flow from early commercial sales will be another important milestone.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $54,551.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: James B. Paull

Amount Owed: $18,000.00

Interest Rate: 9.5%

Maturity Date: December 26, 2020

Interest rates on notes increase to 15% in the event of a default. However, the holder of the notes (James B. Paull) has not given notice that the company is in default.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: James B. Paull

James B. Paull's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO

Dates of Service: April, 2005 - Present

Responsibilities: Overall responsibility for the management and operations of the company.

Position: Director

Dates of Service: April, 2005 - Present

Responsibilities: Represent shareholders

Other business experience in the past three years:

Employer: DNV

Title: Senior Advisor for Distributed Resources

Dates of Service: October, 2014 - Present

Responsibilities: Engineering

Name: James W. Paull

James W. Paull's current primary role is with Good Harbor Group. James W. Paull currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April, 2022 - Present

Responsibilities: Represent shareholders

Position: Treasurer

Dates of Service: April, 2022 - Present

Responsibilities: Typical responsibilities of corporate treasurer

Other business experience in the past three years:

Employer: Good Harbor Group

Title: Senior Business Development Manager

Dates of Service: November, 2021 - Present

Responsibilities: business development

Other business experience in the past three years:

Employer: GQR Global Markets

Title: Senior Vice President

Dates of Service: January, 2021 - November, 2021

Responsibilities: business development

Other business experience in the past three years:

Employer: Medicus Healthcare Systems

Title: Senior Manager

Dates of Service: June, 2015 - January, 2021

Responsibilities: business development

Name: Jeannette P. David

Jeannette P. David's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April, 2022 - Present

Responsibilities: represent shareholders

Position: Secretary

Dates of Service: April, 2022 - Present

Responsibilities: Responsibilities typical of corporate secretaries

Other business experience in the past three years:

Employer: Sompo International

Title: Vice President, Claims Counsel

Dates of Service: July, 2014 - Present

Responsibilities: legal review of insurance claims

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: James B. Paull

Amount and nature of Beneficial ownership: 500,165

Percent of class: 56.8

Title of class: Preferred Stock

Stockholder Name: James B. Paull

Amount and nature of Beneficial ownership: 65,916,390

Percent of class: 56.8

RELATED PARTY TRANSACTIONS

Name of Entity: James B. Paull

Relationship to Company: Officer

Nature / amount of interest in the transaction: Four promissory notes from Stellaris totaling $18,000 in consideration of money loaned to the company by James B. Paull

Material Terms: Notes issued in 2019 with a one-year maturity. 9.5% simple interest, increasing to 15% in the event of default on interest payments.

OUR SECURITIES

Name of Entity: James B. Paull

Relationship to Company: Officer

Nature / amount of interest in the transaction: Four promissory notes from Stellaris totaling $18,000 in consideration of money loaned to the company by James B. Paull

Material Terms: Notes issued in 2019 with a one-year maturity. 9.5% simple interest, increasing to 15% in the event of default on interest payments.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in Stellaris (also referred hereafter to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock being offered under this crowdfunding raise should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors listed in the Risk Factor sections below are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its sales or financial projections. There can be no assurance that the Stellaris ClearPower solar PV panel will be able to find sufficient demand for the ClearPower solar PV panel as a viable building decarbonization option, that people will think it's a better option than a competing product, or that Stellaris we will able to sell the ClearPower panels at a quantity and price that allows the Stellaris Company to make a profit or stay in business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited The Stellaris Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company could be acquired by an existing player in the solar PV panel or window industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Non-Voting Common Stock in the amount of up to $1,069,999.82 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are increasing and it is difficult for a young company like Stellaris to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will be forced to cease operations. Even if we are not forced to cease our operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in further sales of stock in the future, which may reduce the value of your investment in Stellaris' Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable at the time they are made. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service Stellaris' ClearPower™ solar PV panel is the Company's single product at this time. The ClearPower™ solar PV panel which is being developed by Stellaris is the basis for the crowdfunding raising of equity funds. Our revenues are therefore dependent upon Stellaris raising sufficient funds from the crowdfunding equity campaign to progress the development and commercialization of the ClearPower solar PV panel for use in buildings as a power generating window. We may never have an operational product or service It is possible that there may never be a ClearPower™ solar PV panel that is accepted and purchased by building owners in sufficient quantities to make Stellaris into a profitable business. The ClearPower™ solar PV panel is still being developed and commercialized and the product may never be used in actual commercial or residential buildings because of panel cost, installation or retrofitting cost, or competing clear solar PV panels which might have lower cost and/or higher efficiencies. If this occurs then your shares in Stellaris may have no value. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be a commercially accepted ClearPower™ product used in buildings and the ClearPower™ solar PV panel may not be accepted or used in the marketplace. It is possible that the failure to release the product would be the result of a change in the Company's business model, technical, cost, manufacturing, patent infringement or competitive factors, or some other factor, which will prevent the ClearPower solar PV panel from being commercially viable or sold, none of which will be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Stellaris' ClearPower™ solar PV panels are currently in the development stage and Stellaris has only manufactured test versions of Stellaris' ClearPower™ solar PV panel for extended testing and third-party testing. Technical issues, product development delays or cost overruns in the development of our ClearPower™ solar PV panel, and failure of the product to meet our performance, efficiency, and cost or manufacturing and installation estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory requirements. Stellaris will hold the patents and intellectual property for the manufacture of the ClearPower™ solar PV panels, but manufacturing will be done by third parties, such as window manufacturers. It is possible that third-party manufacturers will not manufacture Stellaris' ClearPower™ solar panels at a price or at a quality acceptable to Stellaris. Any of these events could materially and adversely affect the profitability and existence of the business of the Company. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock shares of Stellaris that an investor is buying has no shareholder voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run nor will you be able to vote for Company Directors. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common Stock we are offering now, the Company will likely need to raise more funds in the future, and if it can't raise additional funds to develop and commercialize the ClearPower solar PV panel the Company will fail. Even if we do make a successful fundraising in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Stellaris' growth projections are based on assumptions that with increased funding for the development, beta testing ,and marketing of the ClearPower solar PV panel Stellaris can be successful in commercializing the ClearPower™ solar PV panel. However, even with this increased funding for the ClearPower™ solar PV panel may still not be able to gain acceptance in the marketplace or that it will be used on a wide scale for use as solar-powered photovoltaic building windows. It is possible that the ClearPower™ solar PV panel will fail to gain market acceptance for any number of reasons or known or unknown factors. If the ClearPower™solar PV panel fails to achieve significant sales and acceptance in the marketplace, this will materially and adversely impact the value of your investment or cause the loss of your investment. We face significant market competition There are currently very few competing clear solar PV products that can be used as solar-powered generating windows. However, in the future, Stellaris may compete with larger, established companies in the non-transparent solar panel industry or window manufacturing industry that may develop and introduce clear, transparent solar PV panels that may compete with the Stellaris ClearPower™ solar PV panel. These companies, which may be overseas (such as in China) may have greater financial means and marketing/sales and other resources than Stellaris. They may succeed in developing and marketing competing equivalent or superior products to Stellaris. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies or products. It should further be assumed that competition for building integrated solar PV units will intensify. It is also possible that overseas competitors may infringe on Stellaris' patents if issued. Patent infringement litigation is costly and time-consuming and Stellaris may not be able to be successful in any such patent infringement litigation. We are an early stage company and have not yet generated any profits Stellaris was formed in 2005. The Company has been developing the technology and manufacturing techniques for the ClearPower™ solar PV panel over that time, but it has no customers, sales, or revenues. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed business operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. If you are investing in this company, it's because you think that Stellaris' ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed. We have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company and have limited revenue and operating history Stellaris has been developing the ClearPower™ solar PV panel technology since its inception. The Company has no customers and no revenue. If you are investing in this company, it's because you think that Stellaris' ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trade secrets, patents, and a patent application filed with the US Patent and Trade Office that has not been issued, and may never be issued. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may infringe, misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such patent infringement and stealing of trade secrets will reduce the value of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company has a patent application with the U.S. Patent and Trade Office that may be delayed in issuance, the patentable claims may be reduced or the patent may not ever be issued. Failure to issue the patent will reduce the prospects of the Company. Due to the value of the Company's intellectual property competitors may infringe, misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such patent infringement and stealing of trade secrets will reduce the value of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason.

Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its development and day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Stellaris' ability to sell the ClearPower™ solar PV panel product is partly dependent on government regulations and revised building codes which would require that buildings reduce or eliminate the use of oil or natural gas for building heating uses. Requiring that buildings "decarbonize" and use only electric heating or electric heat pumps will provide a great incentive for new buildings to install the ClearPower™ solar PV panels, and for existing buildings to retrofit the ClearPower™ solar PV panels as a lower-cost supplemental electricity source to reduce electric utility bills and to reduce or eliminate the carbon footprint of the buildings. If governments in the US and worldwide require decarbonization of buildings, this will create a tremendous international market for the ClearPower™ solar PV panel. If, however, such government regulations or revised building codes do not materialize, then the Company may no longer be able to sell sufficient quantities of the ClearPower™ solar PV panel to remain in business and therefore your investment in the Company will be reduced or have no value. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, particularly the manufacturing of the ClearPower™ solar PV panels. Stellaris will develop and own the patented technology for the ClearPower™ solar PV panel, but it will contract with outsourced glass, window or solar panel manufacturers for the large-scale panel manufacturing. It is possible that these third-party manufacturers will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact Stellaris' product sales and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. We also rely on third parties for beta testing of ClearPower™ panels at third-party locations. As a result, your investment would be adversely impacted by our reliance on third parties and their performance. Stellaris is an early stage company Stellaris is an early stage company with no revenues or operations and will need to raise additional funds to commercialize its clear solar PV panel product. Developing a new product is risky and uncertain and there is no assurance that the clear panel will be accepted in the marketplace. Stellaris ClearPower solar PV panel is still subject to further development and has not been installed in a residential or commercial building. Patent application. Although it is expected that the US Patent office will issue Stellaris a patent for its clear solar PV panel, it is possible that such patent issuance could be delayed, the coverage cut back or denied. Additional fund raising. Stellaris will have to raise additional funds to commercialize its ClearPower solar PV panel. Raising additional funds by selling additional shares of stock will dilute the value of your shares of stock in Stellaris.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2023.

Stellaris Corporation

By   /s/ *James B. Paull*

Name: Stellaris Corporation

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, James B. Paull, the Chief Executive Officer of Stellaris Corporation, hereby certify that the financial statements of Stellaris Corporation and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ended December 31, 2022, the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 16th of April, 2023.



CEO and President

April 16, 2023

STELLARIS CORPORATION

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2021 and 2022

Stellaris Corporation
Index to Financial Statements
(unaudited)

STELLARIS CORPORATION
BALANCE SHEETS
DECEMBER 31, 2021 AND 2022
(unaudited)

As of December 31,		2022	2021
(USD $ in Dollars)			
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	54,551	41
Total Current Assets		54,551	41
Total Assets	$	54,551	41
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Current Portrion of Loans and Notes		18,000	18,000
Other Current Liabilities		14,642	16,064
Total Current Liabilities	$	32,642	34,064
Total Liabilities	$	32,642	34,064
STOCKHOLDER's EQUITY			
Opening Balance Equity		330	630
Stockholders' Investment		134,488	11,075
Retained Earnings		(33,632)	(34,652)
Net Income		(79,275)	(11,076)
Total Equity	$	21,911	(34,023)
TOTAL LIABILITIES AND EQUITY	$	54,553	41

STELLARIS CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

For Fiscal Year Ended December 31, (USD $ in Dollars)	2022	2021
Net Revenue	$ -	$ -
Cost of Goods Sold	$ -	$ -
Gross Profit	$ -	$ -
Operating Expenses		
Advertising & Marketing	9,092	
Legal & Professional Services	10,518	
Payroll	30,010	
General Administrative Expenses	27,946	10,529
Total Operating Expenses	77,566	10,529
Operating Income/(Loss)	(77,566)	(10,529)
Interest Expense	1,710	1,710
Other Loss/(Income)		(1,163)
Income/(Loss) before provision for income taxes	$ (79,276)	(11,076)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (79,276)	(11,076)

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STELLARIS CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

(USD in $)	Series A Preferred Stock		Common stock-Voting		Common stock-Non-voting		Additional Paid-in Capital	Subscription Receivables	Retained Earnings	Stockholders' Total Deficit
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance-December 31, 2020	13,183,278	$13,183	10,665,099	$10,665			$1,230	($23,848)	($23,576)	($22,346)
Shareholder distribution							(600)			(600)
Net income (loss)									(11,076)	(11,076)
Balance-December 31, 2021	13,183,278	$13,183	10,665,099	$10,665				($23,848)	($34,652)	($34,022)
Capital contribution					989,040	989	152,043			
Net income (loss)									(79,276)	(79,276)
Balance-December 31, 2022	65,916,390	$13,183	50,885,095	$10,665	989,040	$989	$152,043	($23,848)	($113,928)	($113,298)

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STELLARIS CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

For Fiscal Year Ended December 31,		2022	2021
CASH FLOW FROM OPERATING ACTIVITIES			
CASH FLOW FROM OPERATING ACTIVITIES			
Adjustments to reconcile net income to net cash provided by operations:			
Expenses payable	$	(5,360)	
Interest payable		(237)	
Payroll liabilities		2,947	
Other current liabilities			11,476
Total adjustments to reconcile Net Income to Net Cash from operations:			
Net Cash Provided by Operating Activities	$	(2,650)	399
CASH FLOW FOM FINANCING ACTIVITIES			
Stockholders' Investment		134,488	
Capital distribution			
Retained Earnings		1,947	(600)
Net Cash Provided by Financing Activities	$	136,435	(600)
NET CASH INCREASE FOR PERIOD		133,785	(201)
Cash at Beginning of Period	$	41	242

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NOTE 1 – NATURE OF OPERATIONS

Stellaris Corporation was formed on October 16, 2007 ("Inception") in the State of Delaware The financial statements of Stellaris Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Nashua, New Hampshire.

Stellaris is an early-stage technology development company based in Nashua, New Hampshire. Its vision is to commercialize is transparent ClearPower electricity-generating window technology with the goal of significantly reducing the fossil fuel emissions from buildings by generating electricity on buildings' facades. It owns the rights to US patents for novel photovoltaic inverters and modules. Its product, the ClearPower window component is designed to be the middle of a larger double or triple-glazed insulated glass window units such as in curtain wall buildings. As the technology has application in buildings world-wide, Stellaris anticipates cultivating partnerships with major international glass and window fabrication companies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

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purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of its commercialized ClearPower photovoltaic window component when product is (a) shipped and invoiced to the customer, (b) the sales price is not subject to refund or adjustment; and (c) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New Hampshire state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has entered into four promissory notes. The details of the notes and their terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date
Promissory Note - James B. Paull	4,000	9.50%	12/26/2019	12/26/2022
Promissory Note - James B. Paull	4,000	9.50%	6/29/2019	6/29/2022
Promissory Note - James B. Paull	5,000	9.50%	3/12/2019	3/12/2022
Promissory Note - James B. Paull	5,000	9.50%	9/19/2019	9/19/2022

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock-Voting
We have authorized the issuance of 105,000,000 shares of our common stock with par value of $0.001. As of December 31, 2022 the company has currently issued 50,885,095 shares of our voting

common stock.

Common Stock-Non-voting
We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.001. As of December 31, 2022 the company has currently issued 989,040 shares of our non-voting common stock.

Preferred Stock
We have authorized the issuance of 70,000,000 shares of our common stock with par value of $0.001. As of December 31, 2022 the company has currently issued 65,916,390 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
In 2019, the Company entered into four promissory note agreement with James B. Paull, aa founder and one of the shareholders, in the aggregate amount of $18,000. The promissory note bear an interest rate of 9.5% and have maturity dates in 2022. As of December 31, 2021 and December 31, 2022, the outstanding balance is $18,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 April 15, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, James B. Paull, Principal Executive Officer of Stellaris Corporation, hereby certify that the financial statements of Stellaris Corporation included in this Report are true and complete in all material respects.

James B. Paull

CEO